This press release may not be published, distributed or diffused in the United States of America.

This press release is not an extension into the United States of the tender offer mentioned herein.

Please see the important notice at the end of this press release.

(Translation)

January 14, 2026

Company name:	Toyota Motor Corporation
Name of representative:	Koji Sato, President
(Securities code: 7203; Prime Market of the Tokyo Stock Exchange and Premier Market of the Nagoya Stock Exchange)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Tel: +81-(0)###-##-####)

Notice Concerning Changes to Terms and Conditions of the Tender Offer for Own Shares and Changes to Matters Relating to the Repurchase of Shares

Toyota Motor Corporation (the “Company” or “TMC”) had resolved to conduct a share repurchase, and a tender offer as the specific method for such repurchase (the “Tender Offer for Own Shares”), pursuant to Article 156, Paragraph 1 of the Companies Act (Act No. 86 of 2005, as amended; the “Companies Act”) as applied by replacing certain terms under Article 165, Paragraph 3 of the Companies Act, and the provisions of the Company’s Articles of Incorporation, by way of a written (including electronic or magnetic records; hereinafter the same) resolution dated June 3, 2025 in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation. The Company, at the board of directors meeting held today, resolved to change the purchase price of the Tender Offer for Own Shares (the “Tender Offer Price”) from (a) the price discounted 10% from the lower of: (i) the closing price of the Company’s common shares (the “TMC Common Shares”) on the Prime Market of the Tokyo Stock Exchange (“TSE”) on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 2,691 yen (rounded to the nearest yen), which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 2,691 yen shall be used) to (b) the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 3,641 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on January 13, 2026, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 3,641 yen shall be used) and accordingly to change the total purchase price for the share repurchase to up to 4,341,277,243,820 yen.

In this connection, the “Notice Concerning the Planned Tender Offer for Own Shares and Determination of Matters Relating to the Repurchase of Shares and the Retirement of Treasury Shares” released by the Company on June 3, 2025 will be changed as set forth below. The changes are underlined.

I. Planned Tender Offer for Own Shares

1. Purpose of the Tender Offer

Before change:

[Omitted]

In determining the purchase price of the Tender Offer for Own Shares (the “Tender Offer Price”), the Company considered that it would be desirable to: (i) use the market price of the TMC Common Shares as a basis, from the perspective of emphasizing the clarity and objectivity of the basis; and (ii) to repurchase its own shares at a price discounted to a certain extent from the market price to prevent the outflow of assets from the Company to the extent possible, from the perspective of respecting the interests of the shareholders who will continue to hold the TMC Common Shares without tendering in the Tender Offer for Own Shares. Based on the above, the Company made a proposal to Toyota Industries through Toyota Fudosan on May 23, 2025 regarding the tendering of the TMC Common Shares held by Toyota Industries in the event the Company conducts a tender offer at a price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day. (The resulting price shall be rounded to the nearest yen; provided, however, that if such price exceeds a certain maximum price, the maximum price shall be used.) In respect of the discount rate, of the 77 Reference Cases (as defined in “(i) Basis of calculation” in “(3) Basis for the calculation of the Tender Offer Price” in “3. Outline of the Tender Offer”), in 66 cases (excluding cases in which a premium was set and cases in which the tender offer price was determined using a valuation report, totaling 11 cases) (of which a discount rate of 5% or more and less than 10% was set in 3 cases, a discount rate of 10% (including those that were approximately 10%) was set in 52 cases, and a discount rate of 11% or more was set in 11 cases), the most common discount rate was 10%. By reference to this, the Company considered the discount rate of 10% was typical and a reasonable level, and determined that the discount rate be set at 10%. Furthermore, with respect to the price of TMC Common Shares that is the basis of the discount, the Company considered that using a more recent share price would more fully reflect the latest performance of the Company. Accordingly, the Company considered it reasonable, and thus determined, to set the price at the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day, which is a shorter period than the past three months and six months up to the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price.

Not for distribution in or into the United States.

[Omitted]

Based on the considerations and discussions described above, pursuant to Article 156, Paragraph 1 of the Companies Act, as applied by replacing certain terms under Article 165, Paragraph 3 of the Companies Act, and the provisions of the Company’s Articles of Incorporation, by way of a written resolution mentioned above, the Company has decided that, as part of the Transactions Involving TMC: (i) it intends to conduct a share repurchase; (ii) it intends to conduct the Tender Offer for Own Shares as the specific method for such repurchase; (iii) the Tender Offer Price shall be a price discounted 10% from the lower of: (a) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (b) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (the resulting price shall be rounded to the nearest yen; provided, however, that if such price exceeds 2,691 yen, 2,691 yen shall be used), which shall be redetermined on the date when the commencement of the Tender Offer for Own Share is publicly announced; (iv) the Tender Offer Price shall be capped at 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025), the business day immediately preceding the date of written resolution in lieu of a resolution of the Company’s board of directors (June 3, 2025); and (v) the number of shares to be purchased in the Tender Offer for Own Shares shall be, since it is necessary to minimize the outflow of its own capital from the Company, 1,192,330,920 shares (ownership percentage: 9.15%), which is the number of shares that Toyota Industries agreed with Toyota Fudosan to tender and, because there is a possibility of exceeding the number of shares to be purchased as a result of adjusting the number of shares constituting less than one unit using the pro rata method when the number of tendered shares exceed the number of shares to be purchased, the maximum number of shares to be purchased shall be 1,192,331,020 shares (ownership percentage: 9.15%), which is calculated by adding one unit (100 shares) to the number of shares to be purchased. The Company has received explanation from Toyota Fudosan that if the number of share certificates, etc. tendered in the Tender Offer for Own Shares (the “Tendered Share Certificates, Etc.”) exceeds the number of shares to be purchased, and under the pro rata method, there will be more TMC Common Shares remaining than expected by Toyota Industries, Toyota Fudosan intends to request Toyota Industries to, as a general policy, promptly sell such remaining TMC Common Shares, although the specific method for the sale has not been determined at present.

[Omitted]

Not for distribution in or into the United States.

With respect to the funds required for the Tender Offer for Own Shares, the Company plans to allocate all funds from its own capital. The Company’s consolidated on-hand liquidity (cash and cash equivalents; the same applies hereinafter for the calculation of on-hand liquidity) as of March 31, 2025, as stated in the FY2024 Financial Results, was 8,982,404 million yen (on-hand liquidity ratio: 2.2 months) (Note 4), and is expected to be 5,773,823 million yen (on-hand liquidity ratio: 1.4 months) (Note 5) even after appropriating the funds required for the Tender Offer for Own Shares (3,208,581 million yen). Therefore, since on-hand liquidity can be sufficiently secured, it is considered that the Company’s financial health and security can be maintained in the future.

(Note 4)

This was obtained by dividing the Company’s consolidated on-hand liquidity as of March 31, 2025 stated in the FY2024 Financial Results by monthly operating revenue (which refers to the figure obtained by dividing the consolidated operating revenue for the fiscal year by 12 months; hereinafter the same) calculated from the FY2024 Financial Results (rounded to one decimal place).

(Note 5)

This was obtained by deducting the amount of funds required for repurchase in the Tender Offer for Own Shares from the Company’s consolidated on-hand liquidity as of March 31, 2025 stated in the FY2024 Financial Results and dividing such figure by the monthly operating revenue calculated from the FY2024 Financial Results (rounded to one decimal place).

[Omitted]

Within the overall scheme, the transactions in which the Company is involved are: (i) the Contribution (706 billion yen in non-voting preferred shares with a preferred dividend rate of 8.6% per annum (compounded)); (ii) the Tender Offer for Own Shares; and (iii) the sale of Toyota Industries Shares Held by TMC in the Toyota Industries Share Repurchase, without tendering them in the Tender Offer for Toyota Industries. The intention of (i) is to invest the ample cash that the Company has accumulated to support the privatization of Toyota Industries, which has growth areas in non-automotive domain, including logistics solutions business. The Company believes that supporting Toyota Industries to strengthen its competitiveness and enhance its value with a long-term perspective will also contribute to the enhancement of corporate value for the entire Toyota Group, and as a result, the Company can enjoy business benefits and secure financial returns by making the investment in the form of preferred shares. As for (ii), in the course of considering the overall Transactions, the Company communicated to Toyota Industries that the sale of TMC Common Shares held by Toyota Industries may be necessary. Subsequently, Toyota Industries responded positively to the Transactions as a whole, including the sale of TMC Common Shares, which has led to further considerations. The Tender Offer for Own Shares was chosen as a means to minimize the impact on general shareholders, and while the tender offer price has not yet been determined, the Company believes that sufficient consideration has been given to TMC shareholders by adopting a price calculation formula and setting a discount rate. One of the reasons for (iii) is to promote the unwinding of cross-shareholdings among the Toyota Group companies. In addition, assuming that the provisions for exclusion of deemed dividends from taxable income applies to the Company, the repurchase price in the Toyota Industries Share Repurchase is set so that the proceeds after tax to be received if the Company were to sell its shares in the Toyota Industries Share Repurchase is equivalent to the proceeds after tax to be received if the Company were to tender in the Tender Offer for Toyota Industries, and therefore the Company believes that the financial benefits of (iii) are essentially equivalent to those obtained by tendering the Toyota Industries Shares Held by TMC in the Tender Offer for Toyota Industries.

Not for distribution in or into the United States.

[Omitted]

For your reference, diagrams of the series of Transactions Involving TMC are provided below.

Transaction (1) (scheduled around mid-January 2026)

Transaction (2) (scheduled around mid-January 2026)

Not for distribution in or into the United States.

Transaction (3) (to be determined)

[Omitted]

After change:

[Omitted]

In determining the purchase price of the Tender Offer for Own Shares (the “Tender Offer Price”), the Company considered that it would be desirable to: (i) use the market price of the TMC Common Shares as a basis, from the perspective of emphasizing the clarity and objectivity of the basis; and (ii) to repurchase its own shares at a price discounted to a certain extent from the market price to prevent the outflow of assets from the Company to the extent possible, from the perspective of respecting the interests of the shareholders who will continue to hold the TMC Common Shares without tendering in the Tender Offer for Own Shares. Based on the above, the Company made a proposal to Toyota Industries through Toyota Fudosan on May 23, 2025 regarding the tendering of the TMC Common Shares held by Toyota Industries in the event the Company conducts a tender offer at a price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day. (The resulting price shall be rounded to the nearest yen; provided, however, that if such price exceeds a certain maximum price, the maximum price shall be used.) In respect of the discount rate, of the 77 Reference Cases (as defined in “(i) Basis of calculation” in “(3) Basis for the calculation of the Tender Offer Price” in “3. Outline of the Tender Offer”), in 66 cases (excluding cases in which a premium was set and cases in which the tender offer price was determined using a valuation report, totaling 11 cases) (of which a discount rate of 5% or more and less than 10% was set in 3 cases, a discount rate of 10% (including those that were approximately 10%) was set in 52 cases, and a discount rate of 11% or more was set in 11 cases), the most common discount rate was 10%. By reference to this, the Company considered the discount rate of 10% was typical and a reasonable level, and determined that the discount rate be set at 10%. The Company has reviewed the level of the discount rate when making a decision on the change of the maximum price of the Tender Offer for Own Shares. In respect of the discount rate, of the 89 Reference Cases (as of January 2026) (as defined in “(i) Basis of calculation” in “(3) Basis for the calculation of the Tender Offer Price” in “3. Outline of the Tender Offer”), in 78 cases (excluding cases in which a premium was set and cases in which the tender offer price was determined using a valuation report, totaling 11 cases) (of which a discount rate of 5% or more and less than 10% was set in 3 cases, a discount rate of 10% (including those that were approximately 10%) was set in 64 cases, and a discount rate of 11% or more was set in 11 cases), the most common discount rate was 10%. By reference to this, the Company considered the discount rate of 10% was typical and a reasonable level, and determined that the discount rate be set at 10%. Furthermore, with respect to the price of TMC Common Shares that is the basis of the discount, the Company considered that using a more recent share price would more fully reflect the latest performance of the Company. Accordingly, the Company considered it reasonable, and thus determined, to set the price at the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day, which is a shorter period than the past three months and six months up to the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price.

Not for distribution in or into the United States.

[Omitted]

Based on the considerations and discussions described above, pursuant to Article 156, Paragraph 1 of the Companies Act, as applied by replacing certain terms under Article 165, Paragraph 3 of the Companies Act, and the provisions of the Company’s Articles of Incorporation, by way of a written resolution mentioned above, the Company has decided that, as part of the Transactions Involving TMC: (i) it intends to conduct a share repurchase; (ii) it intends to conduct the Tender Offer for Own Shares as the specific method for such repurchase; (iii) the Tender Offer Price shall be a price discounted 10% from the lower of: (a) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (b) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (the resulting price shall be rounded to the nearest yen; provided, however, that if such price exceeds 2,691 yen, 2,691 yen shall be used), which shall be redetermined on the date when the commencement of the Tender Offer for Own Share is publicly announced; (iv) the Tender Offer Price shall be capped at 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025), the business day immediately preceding the date of written resolution in lieu of a resolution of the Company’s board of directors (June 3, 2025); and (v) the number of shares to be purchased in the Tender Offer for Own Shares shall be, since it is necessary to minimize the outflow of its own capital from the Company, 1,192,330,920 shares (ownership percentage: 9.15%), which is the number of shares that Toyota Industries agreed with Toyota Fudosan to tender and, because there is a possibility of exceeding the number of shares to be purchased as a result of adjusting the number of shares constituting less than one unit using the pro rata method when the number of tendered shares exceed the number of shares to be purchased, the maximum number of shares to be purchased shall be 1,192,331,020 shares (ownership percentage: 9.15%), which is calculated by adding one unit (100 shares) to the number of shares to be purchased. The Company has received explanation from Toyota Fudosan that if the number of share certificates, etc. tendered in the Tender Offer for Own Shares (the “Tendered Share Certificates, Etc.”) exceeds the number of shares to be purchased, and under the pro rata method, there will be more TMC Common Shares remaining than expected by Toyota Industries, Toyota Fudosan intends to request Toyota Industries to, as a general policy, promptly sell such remaining TMC Common Shares, although the specific method for the sale has not been determined at present.

Not for distribution in or into the United States.

On December 18, 2025, Toyota Fudosan informed the Company that it intends to commence the Tender Offer for Toyota Industries on January 15, 2026 at the earliest and, in light of the recent rise in the Company’s share price, requested that the Company considers changing the maximum price of the Tender Offer for Own Shares to the closing price on January 13, 2026, the day immediately preceding the scheduled public announcement date for the commencement of the Tender Offer for Toyota Industries at the earliest. In addition, on December 23, 2025, the Company received a request from Toyota Industries to reconsider the Tender Offer Price, in light of the recent rise in the Company’s share price. After having carefully considered the requests made by both companies, the Company responded to both companies in a letter dated December 29, 2025 that (i) while it is extremely important for the Toyota Group as a whole to realize the Tender Offer for Toyota Toyota Industries and the series of transactions; (ii) given that the likelihood of success is not necessarily high at the current level of the tender offer price for the Tender Offer for Toyota Toyota Industries; (iii) the Company requests that necessary measures be taken to increase the likelihood of the Tender Offer for Toyota Toyota Industries being successful and to realize the series of transactions; and (iv) if measures, including a revision of the tender offer price for the Tender Offer for Toyota Toyota Industries, were made and the Company could reasonably determine that the feasibility of the series of transactions would be enhanced, the Company would positively consider changing the maximum price for the Tender Offer for Own Shares. On January 8, 2026, the Company received a request from Toyota Fudosan asking the Company to consent to an increase in the maximum price under the Tender Offer for Own Shares, on the grounds that Toyota Fudosan was negotiating to raise the bid price in the Tender Offer for Toyota Industries in order to enhance the likelihood of success of the Toyota Industries Tender Offer and the related series of transactions. In response, and after considering the opinions of the Advisory Committee, the Company determined that Toyota Fudosan was actually taking measures, including reviewing the bid price for the Toyota Industries Tender Offer, and that it would be reasonable to change the maximum price for the Tender Offer for Own Shares to improve the feasibility of the series of transactions. Accordingly, on January 9, 2026, the Company notified Toyota Fudosan that it would agree to the change in the maximum price for the Tender Offer for Own Shares, on the assumption that the necessary resolutions would be adopted at the Company’s board of directors meeting.

Not for distribution in or into the United States.

In addition, separately, Toyota Fudosan requested that the total amount of the Contribution be increased because expanding the bid price in the Toyota Industries Tender Offer would require additional funding. After considering the opinions of the Advisory Committee and conducting discussions and negotiations with Toyota Fudosan, the Company agreed to increase the total amount of the Contribution from the currently planned amount of 706 billion yen to up to 800 billion yen.

The Company had determined, by the written resolution of June 3, 2025 in lieu of a resolution of the board of directors, that prior to a board resolution on the Tender Offer for Own Shares, it would ask the Advisory Committee to confirm whether or not the contents of the report provided by the Advisory Committee to the board of directors of the Company as of June 3, 2025 (the “June 3, 2025 Report”) should be changed, and based on such report, a resolution of the board of directors regarding the Tender Offer for Own Shares should be adopted once again prior to commencement of the Tender Offer for Own Shares. In light of the above, in making a decision on the change of the maximum price for the Tender Offer for Own Shares and related matters, the Company obtained an additional report from the Advisory Committee dated January 14, 2026 that, in summary, contained no change to their opinion stated in the June 3, 2025 Report. The summary of the additional report is as follows.

1. The principal changes to the series of transactions related to the Tender Offer for Toyota Industries, from June 3, 2025 are as described in (i) through (v) below.

(i)	The Tender Offeror for Toyota Industries increased the tender offer price (the “Price in the Toyota Industries Tender Offer”) from 16,300 yen to 18,800 yen.

(ii)

In connection with the change in the Price in the Toyota Industries Tender Offer, the Tender Offeror for Toyota Industries revised the funding structure for the settlement of the Tender Offer, increasing the amount of borrowings from Sumitomo Mitsui Banking Corporation, MUFG Bank, Ltd., and Mizuho Bank, Ltd. (the “LBO Loans”).

(iii)

The Toyota Industries’ Offeror had planned to raise the remaining funds through common share investments from the Parent Company of Toyota Industries’ Offeror; however, in light of the increase in the borrowing amount of the LBO Loans, the amount to be raised through such equity financing was also increased.

(iv)

As the source of such funds, the Parent Company of Toyota Industries’ Offeror had planned to conduct a third-party allotment of common shares in the amount of 176.5 billion yen to Toyota Fudosan (the “Common Share Investment (Toyota Fudosan)”) and a third-party allotment of preferred shares (the “Preferred Shares”) in the amount of 706.0 billion yen to the Company (the “Contribution”); however, the payment amount for the Common Share Investment (Toyota Fudosan) was changed to 200.0 billion yen, and the payment amount for the Contribution was changed to 800.0 billion yen.

(v)

As of the date of the June 3, 2025 Report, transfers of the Preferred Shares were contemplated to require approval by the board of directors; however, following the Parent Company of Tender Offeror for Toyota Industries being designated as a company without a board of directors, the approving authority was changed to the shareholders’ meeting.

Not for distribution in or into the United States.

2. Changes to the Tender Offer for Own Shares are as follows.

With respect to the Tender Offer for Own Shares, the terms and conditions relating to the Tender Offer Price were changed as follows. The Tender Offer Price is the price obtained by applying a 10% discount to the lower of (i) the closing price of the Company’s common shares on the Prime Market of the Tokyo Stock Exchange on the business day immediately preceding the date of the resolution of the Company’s board of directors that finally determines the Tender Offer Price, and (ii) the simple average of the closing prices of the Company’s common shares for the one-month period up to and including the business day immediately preceding such resolution date. There has been no change in this respect. On the other hand, as of the June 3, 2025 Report, an upper limit had been set for the Tender Offer Price, pursuant to which the closing price of the Company’s common shares on June 2, 2025, being the business day immediately preceding the date of the Company’s board resolution (June 3, 2025), namely 2,691 yen, was to serve the upper limit of the Tender Offer Price. Such upper limit was revised to “The upper limit of the Tender Offer Price shall be the closing price of the Company’s common shares of 3,641 yen on January 13, 2026, being the business day immediately preceding the date of the Company’s board resolution regarding the planned implementation of the Tender Offer for Own Shares (January 14, 2026).” The above change was made in the same manner by the three other companies in the Toyota Group.

3. Changes to the Toyota Industries Share Repurchase are as follows.

As described in Section 1 above, since the Tender Offeror for Toyota Industries increased the Price in the Toyota Industries Tender Offer from 16,300 yen to 18,800 yen, the acquisition price for the Toyota Industries Share Repurchase was correspondingly changed from approximately 13,416 yen to 15,491 yen.

In light of the above, the Advisory Committee submitted the following additional opinions.

i. Opinion on Advisory Item (i) (Reasonableness of the Purpose of the Transactions Involving TMC)

As no changes have been identified since June 3, 2025 with respect to the purpose of the Transaction, including the Transactions Involving TMC, there are no changes to the contents of the June 3, 2025 Report.

ii. Opinion on Advisory Item (ii) (Appropriateness of the Terms and Conditions of the Transactions Involving TMC)

As detailed in the June 3, 2025 Report and as outlined in the “Notice Concerning the Planned Tender Offer for Own Shares and Determination of Matters Relating to the Repurchase of Shares and the Retirement of Treasury Shares” dated June 3, 2025, the Company believes that through the Transactions, Toyota Industries will be able to achieve long-term growth as a leading company in the transportation of goods, without being limited by concerns about a short-term deterioration in its performance, which will contribute to improving Toyota Industries’ corporate value and ultimately the value of the entire Toyota Group, and therefore the Company believes that realizing the Transactions is extremely important for the entire Toyota Group. In addition, the Transactions will significantly advance the effort to improve capital efficiency by substantially eliminating cross-holding of shares among Toyota Group companies, and through this, the optimal allocation of management resources will be achieved, which will ultimately contribute to the sustainable growth of the entire Toyota Group and long-term improvement of corporate value.

Not for distribution in or into the United States.

Under these circumstances, the partial modification of the transaction terms for the Transactions Involving TMC, including the increase in the Price in the Toyota Industries Tender Offer, does not benefit any specific party. It aims to enhance the feasibility of the Transactions, and thus the purpose of the modification itself is deemed reasonable.

(1) Appropriateness of the Terms of the Contribution

(i) The negotiations between the Company and Toyota Fudosan were conducted without any involvement from Mr. Toyoda, with the effective measures to ensure fairness being taken; (ii) the payment price for the Preferred Shares was within the range of the results of the share valuation by Plutus and KPMG; (iii) the fairness opinion additionally obtained from Plutus again states that the payment price for the Preferred Shares is fair to the general shareholders of the Company from a financial point of view; (iv) the preferred dividend rate for the Preferred Shares is within the range of the capital cost of the Preferred Shares calculated by Plutus and KPMG; and (v) there are no particularly unreasonable points regarding the redemption timing and other investment terms. Therefore, the investment terms for the Preferred Shares do not unfairly benefit Mr. Toyoda or Toyota Fudosan at the expense of the Company, and the appropriateness of the investment terms can be recognized.

(2) Appropriateness of the Terms of the Tender Offer for Own Shares

(i) There has been no change to the fundamental approach of acquiring treasury shares at a price discounted from the market price, which is intended to ensure the clarity and objectivity of the pricing standards and to respect the interests of shareholders who do not tender their shares in the Tender Offer for Own Shares and continue to hold the Company’s common shares, while minimizing, to the extent possible, the outflow of assets from the Company; (ii) negotiations between the Company and Toyota Industries regarding the changes to the terms of the Tender Offer for Own Shares were conducted entirely without the involvement of Mr. Toyoda; (iii) the discount rate remains unchanged at 10% from June 3, 2025, and such rate can be regarded as a typical and reasonable level, even in light of the 78 comparable transactions of the same type conducted over the past three years; and (iv) no particular unreasonable matters have been identified with respect to the rationale for removing the upper limit on the tender offer price. Therefore, it can be concluded that the terms of the Tender Offer for Own Shares are not structured to provide unjust benefits to Mr. Toyoda or Toyota Fudosan at the expense of the Company, and that the terms may be regarded as fair and appropriate.

Not for distribution in or into the United States.

(3) Appropriateness of the Terms of the Toyota Industries Share Repurchase

Firstly, the Price in the Toyota Industries Tender Offer was changed to 18,800 yen (1) entirely without the involvement of Mr. Toyoda, after implementation of fairness assurance measures in accordance with the Fair M&A Guidelines of the Ministry of Economy, Trade and Industry (METI), dated June 28 2019; and (2) as a result of negotiations regarding the Price in the Toyota Industries Tender Offer between Toyota Industries and Toyota Fudosan on several occasions since a request for an increase of the Price in the Toyota Industries Tender Offer was made by Toyota Industries to Toyota Fudosan on December 17, 2025, and as a result the Price in the Toyota Industries Tender Offer was ultimately set at 18,800 yen. Secondly, as to whether or not the Price in the Toyota Industries Tender Offer can be considered a fair price, since (i) nothing unnatural is found in the negotiation process between Toyota Industries and Toyota Fudosan; (ii) the valuation results provided by the third-party valuation firm indicate that the Price in the Toyota Industries Tender Offer falls within the valuation range for Toyota Industries shares by the third-party valuation firm for the Toyota Industries’ Offeror, and it can be considered that the Price in the Toyota Industries Tender Offer reasonably reflects the intrinsic value of Toyota Industries shares; and (iii) the Price in the Toyota Industries Tender Offer can be evaluated as reflecting a premium over each of the following stock price measures for the Toyota Industries common shares listed on the TSE Prime Market: (i) the closing price of the Toyota Industries common shares on January 13, 2026, the business day immediately preceding the public announcement date of the Tender Offer for Toyota Industries, and the simple averages for the one-month, three-month and six-month periods up to the same day; (ii) the closing price on June 2, 2025 and the simple averages for the one-month, three-month and six-month periods up to the same day; and (iii) the closing price on April 25, 2025 (prior to speculative media reports) and the simple averages for the one-month, three-month and six-month periods up to the same day.; (vi) after press release by the Toyota Industries’ Offeror disclosed the scheme and terms of the Tender Offer for Toyota Industries, an environment was created in which other potential bidders could make competing proposals, and an indirect market check was thereby conducted; no competing proposal or proposal seeking modification or withdrawal of the tender offer was made; (v) it is recognized that Toyota Industries and the Toyota Industries’ special committee revised their determinations as of June 3, 2025 and changed their recommendation to shareholders to tender their shares in the Toyota Industries tender offer at the tender offer price of 18,800 yen.

Accordingly, the Price in the Toyota Industries Tender Offer of 18,800 yen can be considered a fair price, and it is not such term that Toyota Fudosan or Mr. Toyoda will unfairly benefit at the expense of the Company. Therefore, the appropriateness of the terms of the Toyota Industries Share Repurchase can be deemed reasonable.

In light of the above, the appropriateness of the terms and conditions of the Transactions Involving TMC has been ensured.

Not for distribution in or into the United States.

iii. Opinion on Advisory Item (iii) (Fairness of the Procedures for the Transactions Involving TMC)

The measures to ensure fairness taken by the Company are as follows.

(1)	Establishment of the Advisory Committee and obtaining a report from the Advisory Committee

(2)	Advice from an independent law firm for the Advisory Committee

(3)	The Advisory Committee’s acquisition of a share valuation report and a fairness opinion from an independent financial advisor and third-party valuation firm

(4)	Involvement of the Advisory Committee in the negotiations

(5)	Advice from an independent law firm for the Company

(6)	The Company’s acquisition of a share valuation report from an independent third-party valuation firm

(7)	Establishment of an independent review framework within the Company

(8)	Status of information disclosure

The above-mentioned measures to ensure fairness can be evaluated as having functioned effectively as a whole. Specifically, in connection with the Transactions Involving TMC, appropriate fairness assurance measures that can be assessed as having functioned effectively overall were implemented. It can be concluded that a situation was ensured in which reasonable efforts were made to conduct the Transactions Involving TMC under the most favorable terms possible for the Company, while enhancing the Company’s corporate value.

In addition, the negotiation process regarding the terms of the Contribution, the negotiation process regarding the terms of the upper limit of the Tender Offer Price, and the negotiation process concerning the terms of the Transactions Involving TMC are considered reasonable, and no circumstances suggesting a lack of fairness have been identified.

In light of the above, (i) the measures to ensure fairness implemented in connection with the Transactions Involving TMC are recognized to have functioned effectively as a whole, and (ii) the negotiation process regarding the terms of the Transactions Involving TMC has also been appropriately conducted. Therefore, it can be concluded that due consideration has been given to the interests of the Company through fair procedures in the Transactions Involving TMC.

iv. Opinion on Advisory Item (iv) (Whether to proceed with the Transactions Involving TMC)

As discussed above, even after taking into account the changes identified since June 3, 2025, the implementation of the Transactions Involving TMC is considered to contribute to the enhancement of the Company’s corporate value. The purpose of the Transactions Involving TMC is deemed reasonable, and the fairness of both the transaction terms and the procedures has also been recognized. Therefore, the Advisory Committee considers it appropriate for the Company’s board of directors to make a decision to proceed with the Transactions Involving TMC.

Not for distribution in or into the United States.

Based on the considerations and discussions described above, the Company, at the board of directors meeting held today, resolved to change the Tender Offer Price from the price discounted 10% from the lower of: (i) the closing price of the Company’s common shares (the “TMC Common Shares”) on the Prime Market of the Tokyo Stock Exchange (“TSE”) on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 2,691 yen shall be used) to the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 3,641 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on January 13, 2026, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 3,641 yen shall be used) and accordingly to change the total purchase price for the share repurchase to up to 4,341,277,243,820 yen, among other matters.

[Omitted]

With respect to the funds required for the Tender Offer for Own Shares, the Company plans to allocate all funds from its own capital. The Company’s consolidated on-hand liquidity (cash and cash equivalents; the same applies hereinafter for the calculation of on-hand liquidity) as of September 30, 2025, as stated in the FY2026 Semi-Annual Consolidated Financial Results released by the Company on November 5, 2025 (“FY2026 Semi-Annual Financial Results”), was 8,112,922 million yen (on-hand liquidity ratio: 2.0 months) (Note 4), and is expected to be 3,771,627 million yen (on-hand liquidity ratio: 0.9 months) (Note 5) even after appropriating the funds required for the Tender Offer for Own Shares (4,341,295 million yen). Therefore, since on-hand liquidity can be sufficiently secured, it is considered that the Company’s financial health and security can be maintained in the future.

(Note 4)

This was obtained by dividing the Company’s consolidated on-hand liquidity as of September 30, 2025 stated in the FY2026 Semi-Annual Financial Results by monthly operating revenue (which refers to the figure obtained by dividing the consolidated operating revenue for the six months ended September 30 by 6 months; hereinafter the same) calculated from the FY2026 Semi-Annual Financial Results (rounded to one decimal place).

(Note 5)

This was obtained by deducting the amount of funds required for repurchase in the Tender Offer for Own Shares from the Company’s consolidated on-hand liquidity as of September 30, 2025 stated in the FY2026 Semi-Annual Financial Results and dividing such figure by the monthly operating revenue calculated from the FY2026 Semi-Annual Financial Results (rounded to one decimal place).

Not for distribution in or into the United States.

[Omitted]

Within the overall scheme, the transactions in which the Company is involved are: (i) the Contribution (800 billion yen in non-voting preferred shares with a preferred dividend rate of 8.6% per annum (compounded)); (ii) the Tender Offer for Own Shares; and (iii) the sale of Toyota Industries Shares Held by TMC in the Toyota Industries Share Repurchase, without tendering them in the Tender Offer for Toyota Industries. The intention of (i) is to invest the ample cash that the Company has accumulated to support the privatization of Toyota Industries, which has growth areas in non-automotive domain, including logistics solutions business. The Company believes that supporting Toyota Industries to strengthen its competitiveness and enhance its value with a long-term perspective will also contribute to the enhancement of corporate value for the entire Toyota Group, and as a result, the Company can enjoy business benefits and secure financial returns by making the investment in the form of preferred shares. As for (ii), in the course of considering the overall Transactions, the Company communicated to Toyota Industries that the sale of TMC Common Shares held by Toyota Industries may be necessary. Subsequently, Toyota Industries responded positively to the Transactions as a whole, including the sale of TMC Common Shares, which has led to further considerations. The Tender Offer for Own Shares was chosen as a means to minimize the impact on general shareholders, and while the tender offer price has not yet been determined, the Company believes that sufficient consideration has been given to TMC shareholders by adopting a price calculation formula and setting a discount rate. One of the reasons for (iii) is to promote the unwinding of cross-shareholdings among the Toyota Group companies. In addition, assuming that the provisions for exclusion of deemed dividends from taxable income applies to the Company, the repurchase price in the Toyota Industries Share Repurchase is set so that the proceeds after tax to be received if the Company were to sell its shares in the Toyota Industries Share Repurchase is equivalent to the proceeds after tax to be received if the Company were to tender in the Tender Offer for Toyota Industries, and therefore the Company believes that the financial benefits of (iii) are essentially equivalent to those obtained by tendering the Toyota Industries Shares Held by TMC in the Tender Offer for Toyota Industries.

[Omitted]

For your reference, diagrams of the series of Transactions Involving TMC are provided below.

Not for distribution in or into the United States.

Transaction (1) (scheduled around mid-February 2026)

Transaction (2) (scheduled around mid-February 2026)

Transaction (3) (to be determined)

[Omitted]

Not for distribution in or into the United States.

2. Details of the Resolution of Board of Directors on the Share Repurchase

Before change:

(1) Details of the resolution

Type of share certificates, etc.	Total number of shares	Total purchase price
Common stock	Up to 1,192,331,020 shares	Up to 3,208,562,774,820 yen

[Omitted]

After change:

(1) Details of the resolution

Type of share certificates, etc.	Total number of shares	Total purchase price
Common stock	Up to 1,192,331,020 shares	Up to 4,341,277,243,820 yen

[Omitted]

3. Outline of the Tender Offer

(1) Schedule

Before change:

The Tender Offer for Own Shares will be conducted as soon as practicable subject to the resolution for the Tender Offer for Own Shares by the board of directors of the Company following the completion of the Tender Offer for Toyota Industries and completion of the settlement thereof, and as of today, the Company intends to commence the Tender Offer for Own Shares around mid-January 2026. The detailed schedule for the Tender Offer for Own Shares will be promptly announced as soon as it is decided. Also, any changes to the expected timing of the commencement of the Tender Offer for Own Shares will be announced promptly.

[Omitted]

After change:

The Tender Offer for Own Shares will be conducted as soon as practicable subject to the resolution for the Tender Offer for Own Shares by the board of directors of the Company following the completion of the Tender Offer for Toyota Industries and completion of the settlement thereof, and as of today, the Company intends to commence the Tender Offer for Own Shares around mid-February 2026. The detailed schedule for the Tender Offer for Own Shares will be promptly announced as soon as it is decided. Also, any changes to the expected timing of the commencement of the Tender Offer for Own Shares will be announced promptly.

[Omitted]

Not for distribution in or into the United States.

(2) Price of tender offer

Before change:

To be determined

(Note) As described in “1. Purpose of the Tender Offer” above, the Company has determined by written resolution in lieu of a resolution dated today of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation that the Tender Offer Price per share shall be a price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (the resulting price shall be rounded to the nearest yen; provided, however, that if such price exceeds 2,691 yen, 2,691 yen shall be used). The final Tender Offer Price will be determined by a resolution upon the commencement of the Tender Offer for Own Shares, which will be disclosed promptly when decided.

After change:

To be determined

(Note) As described in “1. Purpose of the Tender Offer” above, the Company has determined at the board of directors meeting held today that the Tender Offer Price per share shall be a price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (the resulting price shall be rounded to the nearest yen; provided, however, that if such price exceeds 3,641 yen, 3,641 yen shall be used). The final Tender Offer Price will be determined by a resolution upon the commencement of the Tender Offer for Own Shares, which will be disclosed promptly when decided.

Not for distribution in or into the United States.

(3) Basis for the calculation of the price of tender offer

(i) Basis of calculation

Before change:

In determining the Tender Offer Price, the Company considered that it would be desirable to: (i) use the market price of the TMC Common Shares as a basis, from the perspective of emphasizing the clarity and objectivity of the basis; and (ii) to repurchase its own shares at a price discounted to a certain extent from the market price to prevent the outflow of assets from the Company to the extent possible, from the perspective of respecting the interests of the shareholders who will continue to hold the TMC Common Shares without tendering in the Tender Offer for Own Shares. Based on the above, the Company made a proposal to Toyota Industries through Toyota Fudosan on May 23, 2025 regarding the tendering of the TMC Common Shares held by Toyota Industries if the Company conducts a tender offer at a price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day. In respect of the discount rate, in order to grasp the trend of the discount rate in a certain number of recent similar projects, the Company reviewed 77 cases of tender offers for own shares that completed settlement between May 2022 and April 2025 (the “Reference Cases”). Of the 77 Reference Cases, in 66 cases (excluding cases in which a premium was set and cases in which the tender offer price was determined using a valuation report, totaling 11 cases) (of which a discount rate of 5% or more and less than 10% was set in 3 cases, a discount rate of 10% (including those that were approximately 10%) was set in 52 cases, and a discount rate of 11% or more was set in 11 cases), the most common discount rate was 10%. By reference to this, the Company considered the discount rate of 10% was typical and a reasonable level, and determined that the discount rate be set at 10%. Furthermore, with respect to the price of TMC Common Shares that is the basis of the discount, the Company considered that using a more recent share price would more fully reflect the latest performance of the Company. Accordingly, the Company considered it reasonable, and thus determined, to set the price at the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day, which is a shorter period than the past three months and six months up to the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price. As a result, the Company was informed by Toyota Fudosan on June 2, 2025, that Toyota Fudosan and Toyota Industries agreed that if the Company conducts the Tender Offer for Own Shares on such terms, Toyota Industries will tender in the Tender Offer for Own Shares all of the TMC Common Shares held by Toyota Industries as of today (1,192,330,920 shares; ownership percentage 9.15%).

Not for distribution in or into the United States.

Based on the considerations and discussions described above, pursuant to Article 156, Paragraph 1 of the Companies Act, as applied by replacing certain terms under Article 165, Paragraph 3 of the Companies Act, and the provisions of the Company’s Articles of Incorporation, by way of a written resolution in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation, the Company has today decided that: (i) it intends to conduct a share repurchase; (ii) it intends to conduct the Tender Offer for Own Shares as the specific method for such repurchase; (iii) the Tender Offer Price shall be a price discounted 10% from the lower of: (a) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (b) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (the resulting price shall be rounded to the nearest yen; provided, however, that if such price exceeds 2,691 yen, 2,691 yen shall be used), which shall be redetermined on the date when the commencement of the Tender Offer for Own Share is publicly announced; (iv) the Tender Offer Price shall be capped at 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025, the business day immediately preceding the date of resolution at the Company’s board of directors meeting (June 3, 2025); and (iv) the number of shares to be purchased in the Tender Offer for Own Shares shall be, since it is necessary to minimize the outflow of its own capital from the Company, 1,192,330,920 shares (ownership percentage: 9.15%), which is the number of shares that Toyota Industries agreed with Toyota Fudosan to tender and, because there is a possibility of exceeding the number of shares to be purchased as a result of adjusting the number of shares constituting less than one unit using the pro rata method when the number of tendered shares exceed the number of shares to be purchased, the maximum number of shares to be purchased shall be 1,192,331,020 shares (ownership percentage: 9.15%), which is calculated by adding one unit (100 shares) to the number of shares to be purchased.

After change:

In determining the Tender Offer Price, the Company considered that it would be desirable to: (i) use the market price of the TMC Common Shares as a basis, from the perspective of emphasizing the clarity and objectivity of the basis; and (ii) to repurchase its own shares at a price discounted to a certain extent from the market price to prevent the outflow of assets from the Company to the extent possible, from the perspective of respecting the interests of the shareholders who will continue to hold the TMC Common Shares without tendering in the Tender Offer for Own Shares. Based on the above, the Company made a proposal to Toyota Industries through Toyota Fudosan on May 23, 2025 regarding the tendering of the TMC Common Shares held by Toyota Industries if the Company conducts a tender offer at a price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day. In respect of the discount rate, in order to grasp the trend of the discount rate in a certain number of recent similar projects, the Company reviewed 77 cases of tender offers for own shares that completed settlement between May 2022 and April 2025 (the “Reference Cases”). Of the 77 Reference Cases, in 66 cases (excluding cases in which a premium was set and cases in which the tender offer price was determined using a valuation report, totaling 11 cases) (of which a discount rate of 5% or more and less than 10% was set in 3 cases, a discount rate of 10% (including those that were approximately 10%) was set in 52 cases, and a discount rate of 11% or more was set in 11 cases), the most common discount rate was 10%. By reference to this, the Company considered the discount rate of 10% was typical and a reasonable level, and determined that the discount rate be set at 10%. The Company has reviewed the level of the discount rate when making a decision on the change of the maximum price of the Tender Offer for Own Shares. In respect of the discount rate, of the 89 cases of tender offers for own shares that completed settlement between January 2023 and December 2025 (the “Reference Cases (as of January 2026)”), in 78 cases (excluding cases in which a premium was set and cases in which the tender offer price was determined using a valuation report, totaling 11 cases) (of which a discount rate of 5% or more and less than 10% was set in 3 cases, a discount rate of 10% (including those that were approximately 10%) was set in 64 cases, and a discount rate of 11% or more was set in 11 cases), the most common discount rate was 10%. By reference to this, the Company considered the discount rate of 10% was typical and a reasonable level, and determined that the discount rate be set at 10%. Furthermore, with respect to the price of TMC Common Shares that is the basis of the discount, the Company considered that using a more recent share price would more fully reflect the latest performance of the Company. Accordingly, the Company considered it reasonable, and thus determined, to set the price at the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day, which is a shorter period than the past three months and six months up to the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price. As a result, the Company was informed by Toyota Fudosan on June 2, 2025, that Toyota Fudosan and Toyota Industries agreed that if the Company conducts the Tender Offer for Own Shares on such terms, Toyota Industries will tender in the Tender Offer for Own Shares all of the TMC Common Shares held by Toyota Industries as of today (1,192,330,920 shares; ownership percentage 9.15%).

Not for distribution in or into the United States.

Based on the considerations and discussions described above, pursuant to Article 156, Paragraph 1 of the Companies Act, as applied by replacing certain terms under Article 165, Paragraph 3 of the Companies Act, and the provisions of the Company’s Articles of Incorporation, by way of a written resolution in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation, the Company has, as of June 3, 2025, decided that: (i) it intends to conduct a share repurchase; (ii) it intends to conduct the Tender Offer for Own Shares as the specific method for such repurchase; (iii) the Tender Offer Price shall be a price discounted 10% from the lower of: (a) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (b) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (the resulting price shall be rounded to the nearest yen; provided, however, that if such price exceeds 2,691 yen, 2,691 yen shall be used), which shall be redetermined on the date when the commencement of the Tender Offer for Own Share is publicly announced; (iv) the Tender Offer Price shall be capped at 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025, the business day immediately preceding the date of resolution at the Company’s board of directors meeting (June 3, 2025); and (iv) the number of shares to be purchased in the Tender Offer for Own Shares shall be, since it is necessary to minimize the outflow of its own capital from the Company, 1,192,330,920 shares (ownership percentage: 9.15%), which is the number of shares that Toyota Industries agreed with Toyota Fudosan to tender and, because there is a possibility of exceeding the number of shares to be purchased as a result of adjusting the number of shares constituting less than one unit using the pro rata method when the number of tendered shares exceed the number of shares to be purchased, the maximum number of shares to be purchased shall be 1,192,331,020 shares (ownership percentage: 9.15%), which is calculated by adding one unit (100 shares) to the number of shares to be purchased.

Not for distribution in or into the United States.

Thereafter, on December 18, 2025, Toyota Fudosan informed the Company that it intends to commence the Tender Offer for Toyota Industries on January 15, 2026 at the earliest and, in light of the recent rise in the Company’s share price, requested that the Company considers changing the maximum price of the Tender Offer for Own Shares to the closing price on January 13, 2026, the day immediately preceding the scheduled public announcement date for the commencement of the Tender Offer for Toyota Industries at the earliest. In addition, on December 23, 2025, the Company received a request from Toyota Industries to reconsider the Tender Offer Price, in light of the recent rise in the Company’s share price. After having carefully considered the requests made by both companies, the Company responded to both companies in a letter dated December 29, 2025 that (i) while it is extremely important for the Toyota Group as a whole to realize the Tender Offer for Toyota Toyota Industries and the series of transactions; (ii) given that the likelihood of success is not necessarily high at the current level of the tender offer price for the Tender Offer for Toyota Toyota Industries; (iii) the Company requests that necessary measures be taken to increase the likelihood of the Tender Offer for Toyota Toyota Industries being successful and to realize the series of transactions; and (iv) if measures, including a revision of the tender offer price for the Tender Offer for Toyota Toyota Industries, were made and the Company could reasonably determine that the feasibility of the series of transactions would be enhanced, the Company would positively consider changing the maximum price for the Tender Offer for Own Shares. On January 8, 2026, the Company received a request from Toyota Fudosan asking the Company to consent to an increase in the maximum price under the Tender Offer for Own Shares, on the grounds that Toyota Fudosan was negotiating to raise the bid price in the Tender Offer for Toyota Industries in order to enhance the likelihood of success of the Toyota Industries Tender Offer and the related series of transactions. In response, and after considering the opinions of the Advisory Committee, the Company determined that Toyota Fudosan was actually taking measures, including reviewing the bid price for the Toyota Industries Tender Offer, and that it would be reasonable to change the maximum price for the Tender Offer for Own Shares to improve the feasibility of the series of transactions. Accordingly, on January 9, 2026, the Company notified Toyota Fudosan that it would agree to the change in the maximum price for the Tender Offer for Own Shares, on the assumption that the necessary resolutions would be adopted at the Company’s board of directors meeting.

Not for distribution in or into the United States.

Based on the considerations and discussions described above, the Company, at the board of directors meeting held today, resolved to change the Tender Offer Price from the price discounted 10% from the lower of: (i) the closing price of the Company’s common shares (the “TMC Common Shares”) on the Prime Market of the Tokyo Stock Exchange (“TSE”) on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 2,691 yen shall be used) to the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 3,641 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on January 13, 2026, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 3,641 yen shall be used) and accordingly to change the total purchase price for the share repurchase to up to 4,341,277,243,820 yen, among other matters.

(ii) Process of calculation

Before change:

In determining the Tender Offer Price, the Company considered that it would be desirable to: (i) use the market price of the TMC Common Shares as a basis, from the perspective of emphasizing the clarity and objectivity of the basis; and (ii) to repurchase its own shares at a price discounted to a certain extent from the market price to prevent the outflow of assets from the Company to the extent possible, from the perspective of respecting the interests of the shareholders who will continue to hold the TMC Common Shares without tendering in the Tender Offer for Own Shares. Based on the above, the Company made a proposal to Toyota Industries through Toyota Fudosan on May 23, 2025 regarding the tendering of the TMC Common Shares held by Toyota Industries if the Company conducts a tender offer at a price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day. In respect of the discount rate, of the 77 Reference Cases, in 66 cases (excluding cases in which a premium was set and cases in which the tender offer price was determined using a valuation report, totaling 11 cases) (of which a discount rate of 5% or more and less than 10% was set in 3 cases, a discount rate of 10% (including those that were approximately 10%) was set in 52 cases, and a discount rate of 11% or more was set in 11 cases), the most common discount rate was 10%. By reference to this, the Company considered the discount rate of 10% was typical and a reasonable level, and determined that the discount rate be set at 10%. Furthermore, with respect to the price of TMC Common Shares that is the basis of the discount, the Company considered that using a more recent share price would more fully reflect the latest performance of the Company. Accordingly, the Company considered it reasonable, and thus determined, to set the price at the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day, which is a shorter period than the past three months and six months up to the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price. As a result, the Company was informed by Toyota Fudosan on June 2, 2025, that Toyota Fudosan and Toyota Industries agreed that if the Company conducts the Tender Offer for Own Shares on such terms, Toyota Industries will tender in the Tender Offer for Own Shares all of the TMC Common Shares held by Toyota Industries as of today (1,192,330,920 shares; ownership percentage 9.15%).

Not for distribution in or into the United States.

Based on the considerations and discussions described above, pursuant to Article 156, Paragraph 1 of the Companies Act, as applied by replacing certain terms under Article 165, Paragraph 3 of the Companies Act, and the provisions of the Company’s Articles of Incorporation, by way of a written resolution in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation, the Company has today decided that: (i) it intends to conduct a share repurchase; (ii) it intends to conduct the Tender Offer for Own Shares as the specific method for such repurchase; (iii) the Tender Offer Price shall be a price discounted 10% from the lower of: (a) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (b) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (the resulting price shall be rounded to the nearest yen; provided, however, that if such price exceeds 2,691 yen, 2,691 yen shall be used), which shall be redetermined on the date when the commencement of the Tender Offer for Own Share is publicly announced; (iv) the Tender Offer Price shall be capped at 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025, the business day immediately preceding the date of resolution at the Company’s board of directors meeting (June 3, 2025); and (iv) the number of shares to be purchased in the Tender Offer for Own Shares shall be, since it is necessary to minimize the outflow of its own capital from the Company, 1,192,330,920 shares (ownership percentage: 9.15%), which is the number of shares that Toyota Industries agreed with Toyota Fudosan to tender and, because there is a possibility of exceeding the number of shares to be purchased as a result of adjusting the number of shares constituting less than one unit using the pro rata method when the number of tendered shares exceed the number of shares to be purchased, the maximum number of shares to be purchased shall be 1,192,331,020 shares (ownership percentage: 9.15%), which is calculated by adding one unit (100 shares) to the number of shares to be purchased.

Not for distribution in or into the United States.

After change:

In determining the Tender Offer Price, the Company considered that it would be desirable to: (i) use the market price of the TMC Common Shares as a basis, from the perspective of emphasizing the clarity and objectivity of the basis; and (ii) to repurchase its own shares at a price discounted to a certain extent from the market price to prevent the outflow of assets from the Company to the extent possible, from the perspective of respecting the interests of the shareholders who will continue to hold the TMC Common Shares without tendering in the Tender Offer for Own Shares. Based on the above, the Company made a proposal to Toyota Industries through Toyota Fudosan on May 23, 2025 regarding the tendering of the TMC Common Shares held by Toyota Industries if the Company conducts a tender offer at a price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day. In respect of the discount rate, of the 77 Reference Cases, in 66 cases (excluding cases in which a premium was set and cases in which the tender offer price was determined using a valuation report, totaling 11 cases) (of which a discount rate of 5% or more and less than 10% was set in 3 cases, a discount rate of 10% (including those that were approximately 10%) was set in 52 cases, and a discount rate of 11% or more was set in 11 cases), the most common discount rate was 10%. By reference to this, the Company considered the discount rate of 10% was typical and a reasonable level, and determined that the discount rate be set at 10%. The Company has reviewed the level of the discount rate when making a decision on the change of the maximum price of the Tender Offer for Own Shares. In respect of the discount rate, of the 89 Reference Cases (as of January 2026), in 78 cases (excluding cases in which a premium was set and cases in which the tender offer price was determined using a valuation report, totaling 11 cases) (of which a discount rate of 5% or more and less than 10% was set in 3 cases, a discount rate of 10% (including those that were approximately 10%) was set in 64 cases, and a discount rate of 11% or more was set in 11 cases), the most common discount rate was 10%. By reference to this, the Company considered the discount rate of 10% was typical and a reasonable level, and determined that the discount rate be set at 10%. Furthermore, with respect to the price of TMC Common Shares that is the basis of the discount, the Company considered that using a more recent share price would more fully reflect the latest performance of the Company. Accordingly, the Company considered it reasonable, and thus determined, to set the price at the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day, which is a shorter period than the past three months and six months up to the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price. As a result, the Company was informed by Toyota Fudosan on June 2, 2025, that Toyota Fudosan and Toyota Industries agreed that if the Company conducts the Tender Offer for Own Shares on such terms, Toyota Industries will tender in the Tender Offer for Own Shares all of the TMC Common Shares held by Toyota Industries as of today (1,192,330,920 shares; ownership percentage 9.15%).

Not for distribution in or into the United States.

Based on the considerations and discussions described above, pursuant to Article 156, Paragraph 1 of the Companies Act, as applied by replacing certain terms under Article 165, Paragraph 3 of the Companies Act, and the provisions of the Company’s Articles of Incorporation, by way of a written resolution in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation, the Company has, as of June 3, 2025, decided that: (i) it intends to conduct a share repurchase; (ii) it intends to conduct the Tender Offer for Own Shares as the specific method for such repurchase; (iii) the Tender Offer Price shall be a price discounted 10% from the lower of: (a) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (b) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (the resulting price shall be rounded to the nearest yen; provided, however, that if such price exceeds 2,691 yen, 2,691 yen shall be used), which shall be redetermined on the date when the commencement of the Tender Offer for Own Share is publicly announced; (iv) the Tender Offer Price shall be capped at 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025, the business day immediately preceding the date of resolution at the Company’s board of directors meeting (June 3, 2025); and (iv) the number of shares to be purchased in the Tender Offer for Own Shares shall be, since it is necessary to minimize the outflow of its own capital from the Company, 1,192,330,920 shares (ownership percentage: 9.15%), which is the number of shares that Toyota Industries agreed with Toyota Fudosan to tender and, because there is a possibility of exceeding the number of shares to be purchased as a result of adjusting the number of shares constituting less than one unit using the pro rata method when the number of tendered shares exceed the number of shares to be purchased, the maximum number of shares to be purchased shall be 1,192,331,020 shares (ownership percentage: 9.15%), which is calculated by adding one unit (100 shares) to the number of shares to be purchased.

Not for distribution in or into the United States.

Thereafter, on December 18, 2025, Toyota Fudosan informed the Company that it intends to commence the Tender Offer for Toyota Industries on January 15, 2026 at the earliest and, in light of the recent rise in the Company’s share price, requested that the Company considers changing the maximum price of the Tender Offer for Own Shares to the closing price on January 13, 2026, the day immediately preceding the scheduled public announcement date for the commencement of the Tender Offer for Toyota Industries at the earliest. In addition, on December 23, 2025, the Company received a request from Toyota Industries to reconsider the Tender Offer Price, in light of the recent rise in the Company’s share price. After having carefully considered the requests made by both companies, the Company responded to both companies in a letter dated December 29, 2025 that (i) while it is extremely important for the Toyota Group as a whole to realize the Tender Offer for Toyota Toyota Industries and the series of transactions; (ii) given that the likelihood of success is not necessarily high at the current level of the tender offer price for the Tender Offer for Toyota Toyota Industries; (iii) the Company requests that necessary measures be taken to increase the likelihood of the Tender Offer for Toyota Toyota Industries being successful and to realize the series of transactions; and (iv) if measures, including a revision of the tender offer price for the Tender Offer for Toyota Toyota Industries, were made and the Company could reasonably determine that the feasibility of the series of transactions would be enhanced, the Company would positively consider changing the maximum price for the Tender Offer for Own Shares. On January 8, 2026, the Company received a request from Toyota Fudosan asking the Company to consent to an increase in the maximum price under the Tender Offer for Own Shares, on the grounds that Toyota Fudosan was negotiating to raise the bid price in the Tender Offer for Toyota Industries in order to enhance the likelihood of success of the Toyota Industries Tender Offer and the related series of transactions. In response, and after considering the opinions of the Advisory Committee, the Company determined that Toyota Fudosan was actually taking measures, including reviewing the bid price for the Toyota Industries Tender Offer, and that it would be reasonable to change the maximum price for the Tender Offer for Own Shares to improve the feasibility of the series of transactions. Accordingly, on January 9, 2026, the Company notified Toyota Fudosan that it would agree to the change in the maximum price for the Tender Offer for Own Shares, on the assumption that the necessary resolutions would be adopted at the Company’s board of directors meeting.

Not for distribution in or into the United States.

Based on the considerations and discussions described above, the Company, at the board of directors meeting held today, resolved to change the Tender Offer Price from the price discounted 10% from the lower of: (i) the closing price of the Company’s common shares (the “TMC Common Shares”) on the Prime Market of the Tokyo Stock Exchange (“TSE”) on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 2,691 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on June 2, 2025, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 2,691 yen shall be used) to the price discounted 10% from the lower of: (i) the closing price of the TMC Common Shares on the TSE Prime Market on the business day immediately preceding the date of resolution at the board of directors meeting that finally determines the Tender Offer Price; or (ii) the simple average closing price of the TMC Common Shares on the TSE Prime Market for the past one month up to the same day (rounded to the nearest yen; provided, however, that if such price exceeds 3,641 yen, which is the closing price of the TMC Common Shares on the TSE Prime Market on January 13, 2026, the business day immediately preceding the date of resolution concerning the planned Tender Offer for Own Shares at the Company’s board of directors meeting, 3,641 yen shall be used) and accordingly to change the total purchase price for the share repurchase to up to 4,341,277,243,820 yen, among other matters.

(5) Funds required for tender offer

Before change:

3,208,580,505,720 yen (planned)

(Note)

This represents the sum of the purchase price when all of the maximum number of shares to be purchased stated above (1,192,330,920 shares) are purchased at the maximum Tender Offer Price (2,691 yen), the handling fees of the tender offer, and an estimate of costs related to the public notice regarding the tender offer, printing of the Tender Offer Explanation Statement and other necessary documents, and other expenses.

After change:

4,341,294,879,720 yen (planned)

(Note)

This represents the sum of the purchase price when all of the maximum number of shares to be purchased stated above (1,192,330,920 shares) are purchased at the maximum Tender Offer Price (3,641 yen), the handling fees of the tender offer, and an estimate of costs related to the public notice regarding the tender offer, printing of the Tender Offer Explanation Statement and other necessary documents, and other expenses.

(7) Other matters

(ii) Execution of the Master Agreement

Before change:

The Company has executed the Master Agreement dated today with Toyota Fudosan which includes, among other things, that: (i) the Company will not tender any of the Toyota Industries Shares Held by TMC in the Tender Offer for Toyota Industries; (ii) the Company will conduct the Contribution subject to the successful completion of the Tender Offer for Toyota Industries; (iii) the Company will conduct the Tender Offer for Own Shares, subject to the condition that the implementation of the Tender Offer for Own Shares is resolved at a meeting of the Company’s board of directors; and (iv) the Company will sell all of the Toyota Industries Shares Held by TMC in the Toyota Industries Share Repurchase after the completion of the Toyota Industries Squeeze-Out Procedures. It has been agreed under the Master Agreement that the Parent Company of Toyota Industries’ Offeror and Toyota Industries’ Offeror will also become parties to the Master Agreement after the establishment of the Parent Company of Toyota Industries’ Offeror and Toyota Industries’ Offeror.

Not for distribution in or into the United States.

After change:

The Company has executed the Master Agreement dated June 3, 2025 with Toyota Fudosan which includes, among other things, that: (i) the Company will not tender any of the Toyota Industries Shares Held by TMC in the Tender Offer for Toyota Industries; (ii) the Company will conduct the Contribution subject to the successful completion of the Tender Offer for Toyota Industries; (iii) the Company will conduct the Tender Offer for Own Shares, subject to the condition that the implementation of the Tender Offer for Own Shares is resolved at a meeting of the Company’s board of directors; and (iv) the Company will sell all of the Toyota Industries Shares Held by TMC in the Toyota Industries Share Repurchase after the completion of the Toyota Industries Squeeze-Out Procedures. It has been agreed under the Master Agreement that the Parent Company of Toyota Industries’ Offeror and Toyota Industries’ Offeror will also become parties to the Master Agreement after the establishment of the Parent Company of Toyota Industries’ Offeror and Toyota Industries’ Offeror, and subsequently as of June 20, 2025, the Parent Company of Toyota Industries’ Offeror and Toyota Industries’ Offeror have become parties to the Master Agreement.

Additionally, the Company has executed an amendment to the Master Agreement dated January 14, 2026 with respect to changes to the terms and conditions of the Contribution and the Tender Offer for Own Shares and related matters with Toyota Fudosan, the Parent Company of Toyota Industries’ Offeror, and Toyota Industries’ Offeror.

II. Matters Relating to the Repurchase of Shares and the Retirement of Treasury Shares

2. Details of the Repurchase

Before change:

[Omitted]

(4) Total purchase price:	3,208,562,774,820 yen (maximum)

(5) Period of repurchase:	The Tender Offer for Own Shares will be conducted as soon as practicable subject to the resolution for the Tender Offer for Own Shares by the board of directors of the Company following the successful completion of the Tender Offer for Toyota Industries and completion of the settlement thereof. As of today, the Company plans to commence the Tender Offer for Own Shares around mid-January 2026. The detailed schedule for the Tender Offer for Own Shares will be promptly announced as soon as it is decided. Also, any changes to the expected timing of the commencement of the Tender Offer for Own Shares will be announced promptly.

In principle, the Company intends to allow 20 business days for the Period of Tender Offer for Own Shares.

Not for distribution in or into the United States.

[Omitted]

After change:

[Omitted]

(4) Total purchase price:	4,341,277,243,820 yen (maximum)

(5) Period of repurchase:	The Tender Offer for Own Shares will be conducted as soon as practicable subject to the resolution for the Tender Offer for Own Shares by the board of directors of the Company following the successful completion of the Tender Offer for Toyota Industries and completion of the settlement thereof. As of today, the Company plans to commence the Tender Offer for Own Shares around mid-February 2026. The detailed schedule for the Tender Offer for Own Shares will be promptly announced as soon as it is decided. Also, any changes to the expected timing of the commencement of the Tender Offer for Own Shares will be announced promptly.

In principle, the Company intends to allow 20 business days for the Period of Tender Offer for Own Shares.

[Omitted]

End

30

Not for distribution in or into the United States.